EXHIBIT 1.1

News Release

Notice of EGM

RNS Number : 4307T

CSR plc

05 June 2009

5 June 2009

CSR plc

Publication of Circular and

Notice of General Meeting

CSR plc ("CSR" or the "Company") announces that in connection with the proposed merger of SiRF Technology Holdings, Inc. ("SiRF") with a subsidiary of the Company, and following approval by the UK Listing Authority issued on Thursday 4 June 2009 of the Company's Circular, the Company has mailed to shareholders a Circular and Notice of General Meeting.

The General Meeting will be held at 3.00 pm (BST) on Thursday 25 June 2009 at the offices of UBS Investment Bank, 1 Finsbury Avenue, London, EC2M 2PP, at which the approval of shareholders will be sought for the merger in addition to several other resolutions.

A special meeting of SiRF stockholders will also be held at 10.00 am (Pacific Daylight Time) on Thursday 25 June 2009 to consider and vote upon the adoption of the merger agreement and approval of the merger.

Subject to satisfaction of several other conditions to closing, if the merger is approved by CSR's shareholders and SiRF's stockholders at their respective meetings, the parties expect to close the merger shortly after both meetings.

A copy of the Circular and Notice of General Meeting and the Form of Proxy, has been submitted to the UK Listing Authority for inspection which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7066 1000

Forward Looking Statements

This communication contains "forward-looking statements" that represent the current expectations and beliefs of management of CSR plc ("CSR") concerning the proposed merger of SiRF Technology Holdings, Inc. ("SiRF") with Shannon Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the "merger") and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of CSR's management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond CSR's control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF's stockholders and CSR's shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; and other risks and uncertainties, including those detailed from time to time in CSR's Financial Statements, published and available on CSR's website and SiRF's periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR's and SiRF's other filings with the SEC. The forward-looking statements in this communication are qualified by these risk factors. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the merger. In connection with the transactions contemplated by the merger, CSR filed with the SEC on 29 May 2009 (as amended 2 June 2009) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of SiRF and CSR plan to file other documents with the SEC regarding the proposed merger transaction. The definitive proxy statement/prospectus was filed with the SEC on 2 June 2009 and will be mailed to stockholders of SiRF. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SiRF's STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. THIS ANNOUNCEMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. SiRF's stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480 or CSR, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4-0WZ, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF's stockholders with respect to the merger. Information about CSR's and SiRF's directors and executive officers is set forth in the proxy statement/prospectus. None of CSR's directors and executive officers holds any direct or indirect interests in SiRF. Stockholders may obtain additional information regarding the interests of CSR and its directors and executive officers and SiRF and its directors and executive officers in the proposed merger, which may be different than those of SiRF's stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger as filed with the SEC.

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